RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

January 30, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Scott Stringer

Re:	ASIAMART, INC. Form 10-K for the fiscal year ended December 31, 2006 Filed April 4, 2007 Form 10-Q for the quarter ended March 31, 2007 Filed May 16, 2007 File No. 000-30292

Dear Mr. Stringer:

On behalf of Asiamart, Inc. (the “Company” or “Asiamart”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 25, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response. References in this letter to “we”, “our”, or “us” means the Company or its advisors, as the context may require.

Form 10-K December 31, 2006

Risk Factors, page 20

1.
We note on page 20 you refer to your annual report on Form 10-KSB for the fiscal year ending December 31, 2006. Please clarify for you us whether you claim small business status or not. If you are a small business issuer please explain to us how you meet the criteria of Regulation S-B Item 10(a)(1). If you determine the reference to 10-KSB is not valid please revise.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

Response: The Company does not claim small business status, and shall remove any references to Form 10-KSB in future filings.

Item 6 - Selected Financial Data

2.	In accordance with Item 301 of Regulation S-K please include long-term obligations.

Response: Please find our long-term obligations for the twelve months ended December 31, 2006, 2005, 2004, 2003, and 2002 in the table below.

	Twelve Months Ended December 31,

	2006	2005	2004	2003	2002
	(In Thousands of U.S. Dollars)
Total Assets	11,692	10,812	4,744	1,724	2,297

Current portion of long term debt	834	503	9	0	0

Long term debt less current portion	345	394	29	0	0

Stockholders' equity	7,083	5,487	1,561	256	168

3.
We note your use of Normalized EBITDA. The inclusion of such a measure may be misleading absent adequate disclosure. Please disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business, the economic substance behind management's decision to use such a measure, the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measure and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Please refer to Frequently Asked Question Regarding the Use of Non-GAAP Financial Measures No’s 8, 14 and 15.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

Response: Management uses Normalized EBITDA as a measure of underlying performance of the Company’s business from period to period, excluding the effect certain non-recurring expenses related to the reverse acquisition in June 2006, depreciation and incidental income from non-core sources. Further, since EBITDA is a measure commonly used by the capital markets to value enterprises in our industry, and because interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates, we believe excluding these items provides insight into the underlying results of operations and facilitates comparisons between Asiamart and other companies.

Our use of Normalized EBITDA has limitations, however, as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	Normalized EBIDA does not reflect our cash expenditures for interest and other fixed charges;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Normalized EBITDA does not reflect cash requirements for such replacements;

•	It does not reflect changes in, or cash requirements for, our working capital needs;

•	It does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Other companies, including companies in our industry, may calculate these measure differently than we do, limiting their usefulness as a comparative measure; and

•	It is not a measure of earnings available equity holders.

Because of these limitations, Normalized EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Normalized EBITDA only supplementally.”

Management believes that EBITDA information is useful to certain investors for these reasons.  The Company will undertake to include this explanation in future filings, in addition to the fact that the EBIDTA measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

Item 7 - Management’s Discussion and Analysis, page 26

Critical Accounting Policies and Estimates, page 28

4.
SFAS 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, was superseded by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We also note the reference to SFAS 121 in the Notes to your financials on page 44. In future filings please revise your reference.

Response: The Company shall revise this reference in its future filings.

Comparison of Year Ended December 31, 2005 and December 31, 2006, page 30

5.
We note that you discuss several items that each contributed to a significant change in selling, general and administrative expenses and other income. Please revise your discussion to quantify the impact of these individual items on the total change. For example, disclose how much of the change in selling, general and administrative was due to increased personnel costs.

Response: Selling, general and administrative expenses increased from $17.0 million in 2005 to $25.7 million in 2006, representing an increase of 51.2%, of which 26.5% was attributable to the increase in staff expansion and overhead associated with becoming a public company and 24.7% was a result of an increase in the sale-based incentives payable to the tour operations, and the newly derived referral income in the second half year of 2006. The Company shall undertake to revise this disclosure in future filings to include these details.

6.	We note that you include rebate income as part of other income. Please tell us why rebate income would not be more appropriately recorded as a reduction of cost of sales in accordance with EITF 02-16.

Response: According to the EITF 02-16, rebate income should be net of the cost of sales. However, actual rebate income of the Company is immaterial, as it does not exceed USD $15,000. The Company shall undertake to record rebate income as reduction of the cost of sales in all future filings in accordance with EITF 02-16.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

Item 8 - Financial Statements, page 34

Consolidated Balance Sheet, page 36

7.	Please disclose the components of accrued liabilities that are in excess of 5% of total current liabilities.

Response: The components of accrued liabilities that are in excess of 5% of total current liabilities are disclosed in the table below.

Accrued liabilities	$1,018,409	23.9%	$748,138	15.2%
Breakdown
Staff Costs	399,674	9.4%	478,305	9.7%
Selling Expenses	119,426	2.8%	176,009	3.6%
Other expenses (including rent, electricity, and administrative costs)	499,309	11.7%	93,824	1.9%

Total current liabilities	4,263,990		4,931,576
5% of total current liabilities	213,200		246,579

The Company shall undertake to include the information above in its future filings.

Note 2 - Summary of significant accounting policies, page 42

Employee’s benefits and pension obligations, page 44

8.
We note the existence of the Mandatory Provident Fund scheme. The plan appears to meet the definition of a defined benefit pension plan. P1ease clarify why you have chosen not to provide the required disclosures for a defined benefit pension plan. Please refer to SFAS 87, 88, 132 and 132R.

Response: The Mandatory Provident Fund Scheme does not fall within the definition of a defined benefit pension plan. It is a defined contribution plan. The Company shall undertake to include the following disclosure in future filings, substantially as follows:

“The Company participates in a Mandatory Provident Fund Scheme (“MPF Scheme”) for all qualifying employees in Hong Kong. The assets of the MPF Scheme are held separately from those of the Company in funds under the control of an independent trustee. The Company contributes 5% of relevant payroll costs (monthly contribution is limited to 5% of HKD $20,000 for each eligible employee) to the MPF Scheme, which contribution is matched by employees.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

The total contributions made for the years ended December 31, 2006, 2005, and 2004 amounted to $255,944, $151,160, and $83,402, respectively.”

Recently issued accounting pronouncements, page 47

9.
SFAS 158 is effective for an employer who has publicly traded equity securities on a stock exchange or over-the-counter market as of the end of the fiscal year ending after December 15, 2006. Based on your discussion from page 47 it does not appear SFAS 158 was adopted. Please clarify why you chose not to adopt SFAS 158 as of December 31, 2006.

Response: Please refer to our response to comment #8. We do not have a defined benefit pension plan. Accordingly, SFAS 158 does not apply.

Concentrations of credit risk, page 46

10.
We note from your discussion here and on page 10 title Sources of Products, that you have developed strong relationships with your vendors that represent a significant amount of the Company’s total purchases. The relationships you have developed allow the Company to take advantage of favorable credit terms and volume discounts. Please explain your relationships to us, more specifically indicate whether the relationships are contractual and whether you are obligated to purchase from them.

Response: We have either written contracts or verbal agreements based on historical dealings with the vendors under which certain quantities must be purchased before we are qualified to have rebates or discounts. However, we are not obligated to purchase any particular quantities from any of our suppliers.

These relationships allow us to take advantage of favorable credit terms, which consists of granting us credit terms of 30 days and, sometimes, even 6 months.

Note 15 - Convertible Debentures, page 57

11.
We note the Company entered into a registration rights agreement in connection with the Financing that occurred on October 6, 2006. Please explain the extent to which you have considered FSP 19-2. Accounting for Registration Payment Arrangements.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

Response: On October 6, 2006, in connection with the Financing, the Registrant also entered into a registration rights agreement dated October 6, 2006, under which it agreed to use its commercially reasonable efforts to cause the common stock issuable upon conversion of the debentures and exercise of the warrants issued to the investors and placement agent, to be registered for resale on an appropriate form for registration to be filed with the SEC within 30 days following the closing. If the registration statement is not filed within such 30 day period or does not become effective within 90 days after closing, the Registrant is subject to a monthly penalty of 1% of the offering amount, up to a maximum of 24%. Upon the effectiveness of the registration statement, the Registrant will also maintain the effectiveness of the registration statement for a period of two years.

The Company did not accrue any penalty in accordance with FSP EITF 00-19-02, “Accounting for Registration Payment Arrangements,” since the Form S-1 was filed on November 3, 2006 and became effective January 16, 2007. Additionally, the Company believes that there is a remote chance that they will not be able to maintain the effectiveness of its registration statement, therefore no penalty was incurred and disclosed.

Note 16 - Segment Information, page 59

12.	Income before taxes for the period ended December 31, 2006 does not agree with the income statement on page 37. Please reconcile the amounts as required by paragraph 25 of SFAS 131.

Response: The correct amount of Income Before Provision for Income Taxes for the year ended December 31, 2006 per the audited financial statements was $4,052,285. We will revise the segment information to accurately disclose income before taxes in all future filings.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

13.	Please reconcile interest expense to amounts included in the statement of operations as disclosed in Note 13 on page 56.

Response: The interest expense on page 59 is reconciled to the amounts included in the statement of operations in Note 13 on page 56 as follows:

Interest Expense on page 59, interest on trading operations	$45,774
Add: Interest on debenture (excluded on page 59)	$253,197
Interest Expense on page 56	$298,971

We will ensure that interest expense information is accurately disclosed in all future filings.

Item 9A Controls and Procedures, page 62

14.
We note your disclosure concerning your controls and procedures. Please be aware the regulation that proscribes the requirements for the disclosure of controls and procedures has changed. See SEC Releases No. 33-8238 (June 5, 2003). For example, your disclosure states that your Chief Executive Officer and Chief Financial Officer made their evaluation “within 90 days of the filing date of this report.” Under revised Item 307 of Regulation S-K you are required to make your evaluation as of the end of the period for which the report is filed. Please revise accordingly.

Response: The Company shall undertake to make the disclosures concerning our controls and procedures pursuant to revised Item 307 of Regulation S-K in future filings.

15.	We note your reference to Rules 13a-14(c) and 15(d)-14(c). Please update your rule references to be consistent with the references in Regulation S-K Item 307.

Response: The Company shall undertake to update such rule references in our future filings.

16.	Please provide the quarterly financial data required by Item 302 of Regulation S-K.

Response: Please find the quarterly financial data required by Item 302 of Regulation S-K below. The supplementary financial information presented below summarizes certain financial data which has been derived from, and should be read in conjunction with, our consolidated financial statements and footnotes thereto. The selected financial data included in this section is the financial data for Asiamart, Inc., which, with its subsidiaries, contains all the operations of the merged company, WT Holdings Corporation. (now Asiamart, Inc.), including periods prior to the reverse acquisition.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

FISCAL YEAR 2006:	Net sales $'000	Gross profit $'000	Net income/ (loss) $'000	Net income per share $

Quarter ended December 31, 2006	$11,492	7,013	364	0.015

Quarter ended September 30, 2006	11,988	6,394	1,127	0.011

Quarter ended June 30, 2006	15,223	8,254	600	0.006

Quarter ended March 31, 2006	14,442	7,522	1,054	0.011

FISCAL YEAR 2005:

Quarter ended December 31, 2005	14,204	6,470	1,211	0.049

Quarter ended September 30, 2005	10,689	4,878	868	0.009

Quarter ended June 30, 2005	10,736	4,697	851	0.009

Quarter ended March 31, 2005	10,519	4,430	593	0.006

Form 10-Q March 31, 2007

17.
We note on the cover of your Form 10-Q that you have checked the box indicating the Company qualifies as a shell company as defined by Rule 12b-2. Please clarify how you the Company qualifies as a shell or revise in future filings.

Response: We note that the above-mentioned box was checked in error, and the Company shall undertake to revise this in future filings.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Scott Stringer
January 30, 2008

Consolidated Balance Sheet March 31, 2007 and December 31, 2006, page 2

18.
We note your line-item long-term notes receivable net with balances of $1,130,776 and $1,030,617 for the periods March 31, 2007 and December 31, 2006. Please explain to us what you are netting with the loans.

Response: We did not net any amount with the loans, and the word “net” is a typographical error. We will undertake to remove the term “net” from long term notes receivable in the balance sheet in future filings.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim

Jamie H. Kim, Esq.

cc:	Kwan Pui Wong, Asiamart, Inc.
Sam Cordovano, Cordovano and Honeck LLP
Edgar Park, Esq.